GLOBAL BLUE ANNOUNCES DATE FOR Q2 and H1 FY 2023/24 FINANCIAL RESULTS Signy, Switzerland, October 26, 2023 On November 29, 2023, before the market opens, Global Blue Group Holding AG (NYSE: GB and GB.WS) will release its financial results on Form 6-K for the second quarter and half year period ended September 30, 2023. The financial results will include Management’s Discussion and Analysis of the Financial Position and Results of Operations in addition to the accompanying Consolidated Financial Statements and Notes, press release and investor presentation. An audio recording of commentary on the results by Jacques Stern, Chief Executive Officer, and Roxane Dufour, Chief Financial Officer, will also be made available. These materials can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue offers innovative solutions in three different fields: • Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in -house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience • Payments services: Providing a full suite of foreign exchange and Pay ments technology solutions that allow acquirers, hotels and retailers to offer value -added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction • Complementary RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni -channel customer journey, both in-store and online In addition, our data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data -driven solutions to increase footfall, convert footfall to revenue and enhance performance. Pre-pandemic figures FY 2019-20. Source: Global Blue